UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

April 12, 2010 – 8:00 am CET

Disclosure of Major Shareholding

BRUSSELS, Belgium, April 12, 2010 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received on April 7, 2010 a notification of the threshold of 5 % being crossed by UBS AG which now owns 4.98 % of Delhaize Group’s voting rights as follows:

		Number of voting rights		Percentage of voting rights
Holders of Voting Rights	Previous notification (number of voting rights)	Linked to securities owned by UBS	Linked to securities held by UBS as custodian	Linked to securities owned by UBS	Linked to securities held by UBS as custodian
UBS Financial Services Inc.	14 244		14 291		0.01%
UBS Global Asset Management (Americas) Inc.	529 576		529 046		0.52%
UBS Securities LLC	622		0		0.00%
CCR Asset Management	200 042		200 042		0.20%
UBS (Luxembourg) S.A.	4 836		4 836		0.00%
UBS AG	788 814	811 986	20 917	0.80%	0.02%
UBS Bank (Canada)	9 767		9 767		0.01%
UBS Fund Management (Switzerland) AG	70 883		54 755		0.05%
UBS Fund Services (Luxembourg) SA	2 714 434		2 541 919		2.51%
UBS Global Asset Management (Australia) Ltd	78 109		78 109		0.08%
UBS Global Asset Management (Canada)	211 321		211 321		0.21%
UBS Global Asset Management (Deutschland) GmbH	10 042		10 042		0.01%
UBS Global Asset Management (Hong Kong) Ltd	13 785		13 785		0.01%
UBS Global Asset Management (Japan) Ltd	143 488		143 688		0.14%
UBS Global Asset Management (Singapore) Ltd	17 562		17 562		0.02%
UBS Global Asset Management (UK) Limited	106 295		106 295		0.11%
UBS Global Asset Management Life Limited	135 063		136 595		0.14%
UBS Global Asset Management Trust Company	123 209		130 193		0.13%
UBS Wealth Management Australia Ltd	580		580		0.00%

Total:	5 172 672	5 035 729		4.98%

This is a decrease of 0.14% compared to the previous notification of ownership of 5 172 672 voting rights received on March 31, 2010. According to the notification that Delhaize Group received, UBS AG is the parent company of the entities listed above.

Pursuant to Delhaize Group’s Articles of Association, the threshold as from which a shareholding needs to be disclosed has been set at 3%.

Notifications of important shareholdings to be made according to the Law of May 2, 2007 or Delhaize Group’s Articles of Association should be sent to investor@delhaizegroup.com.

•	Delhaize Group

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion in revenues and EUR 514 million in net profit (Group share). At the end of 2009, Delhaize Group employed 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

•	Contacts

Geert Verellen:	+ 32 2 412 83 62
Aurélie Bultynck:	+ 32 2 412 83 61
Barbera Hoppenbrouwers:	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	April 13, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President